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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE ISSUED ON JANUARY 23, 2003

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F ☐    Form 40-F ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on January 23, 2003 (#02/03)

January 23, 2003	02/03
For immediate release	Page 1 of 2

QUEBECOR WORLD AND USA WEEKEND
ANNOUNCE CONTRACT EXTENSION

Greenwich, Conn. — Quebecor World Inc. (NYSE, TSX: IQW) announced today that it has signed a multi-year contract extension with USA WEEKEND, one of the nation's top Sunday Magazines.

USA WEEKEND is a weekly newspaper magazine with circulation of 23.7 million, delivered in 597 newspapers. This makes USA WEEKEND the second largest weekly magazine by circulation in the United States. USA WEEKEND Magazine is a subsidiary of Gannett Co., Inc., the international news and information company. They are both headquartered in McLean, VA. The weekly national newspaper magazine has won numerous awards for its journalism and design, including its coverage of current social issues, entertainment, health and personal finance. USA WEEKEND's annual Make a Difference Day, held on the fourth Saturday of October, is the nation's largest day of community service. In addition to its print edition, the magazine publishes an online edition at www.usaweekend.com.

The leading printer of Sunday Magazines in North America, Quebecor World currently prints three-quarters of the USA WEEKEND weekly press runs and helps the Sunday Magazine reach its more than 49 million readers each weekend. Quebecor World will continue to produce USA WEEKEND at the Atglen, PA, Dickson, TN, and Mt. Morris, IL plants.

"We are proud to continue our relationship with USA WEEKEND, and look forward to providing them their Sunday Magazine in newspapers nation-wide each weekend. This success, combined with our other recent contract wins, shows our goal of providing a coast-to-coast retail and Sunday Magazine platform is the right strategy for our customers and our shareholders," said Dave Boles, Co-Chief Operating Officer of Quebecor World North America.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Christian M. Paupe
Title:	Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: January 23, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD AND USA WEEKEND ANNOUNCE CONTRACT EXTENSION
SIGNATURES